PUSH, INC.
501 Church Street
Suite 317
Vienna, Virginia 22180

August 24, 2012

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3030
ATTN: Louis Rambo, Esq.
Division of Corporate Finance

RE: WITHDRAWAL PURSUANT TO RULE 477

Dear Mr. Rambo:

Pursuant to Rule 477, PUSH, INC. wishes to withdraw its entire application for registration under an S-1 dated October 18, 2010.

This request for withdrawal is based on the decision by management following the application that the availability of sufficient financial investors appeared insufficient to reach the Companies expansion and growth objectives.

The undersigned, as chief officer of the corporation, affirms herein that no securities were sold in the offering.

Sincerely,

/s/ Ted Wong

Ted Wong
President.
PUSH, Inc.